RECEIVED

2006 NOV -3 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

06018113

SUPPL

October 27, 2006

NABI Bus Industries

Re: ~~Exbus Asset Management Nyrt.~~
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached Exbus Asset Management Nyrt's (former name: NABI Rt.) latest press releases.

Sincerely,

Vidomusz Bence

Bence Vidomusz
Exbus Nyrt.

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Attachment:

- Exbus Nyrt. press releases

dlw 11/6

INVITATION
to EXBUS Asset Manager Nyrt's Extraordinary General Meeting

The Board of Directors of EXBUS Asset Manager Public Company Limited by Shares (registered seat: 1165 Budapest, Újszász u. 45., company registry number: 01-10-043464, hereinafter the "**Company**") hereby notifies its honorable shareholders that the Board of Directors has decided to convene an extraordinary general meeting of the Company, to be held at 14:00 p.m. on Friday, December 1, 2006.

Venue of the Extraordinary General Meeting: at the registered seat of the Company:
1165 Budapest, Újszász utca 45.
Main conference room

I. Agenda of the EGM

1. Report of the Board of Directors on the financial status of the Company

2. Capital decrease in the Company from HUF 517,955,200 (that is Five Hundred Seventeen Million Nine Hundred and Fifty-five Thousands Two Hundred Hungarian Forints) to HUF 305,223,600 (that is Three Hundred Five Million Two Hundred Twenty-three Thousand Six Hundred Hungarian Forints) by a reduction of the nominal value of the shares from HUF 112 (that is One Hundred and Twelve Hungarian Forints) to HUF 66 (that is Sixty-six Hungarian Forints) in order to that the registered capital do not exceed the book equity pursuant to the provisions of the Act IV of 2006 on the business associations (hereinafter referred: "**Companies Act**")

3. Authorizing the Board of Directors to increase the registered capital in a conformable measure to 50% of the all-time capital, warranting the priority rights of the shareholders, for the period between January 1, 2007 and December 31, 2009

4. Modifying the Articles pursuant to the new Companies Act.

II. Pursuant to Section 13.1 of the Articles of Association, the general meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital, which carries with it a right to vote. The shareholders may attend the general meeting either personally or by a representative or an attorney-in-fact acting on their behalf. The document constituting such representation right must be handed over to the representative of the Company in the form of a public document or a fully verifiable private document with full probative force no later than at the commencement of the general meeting.

III. Pursuant to Section 13.3 of the Articles of Association, those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holdings that precedes the general meeting and possesses the appropriate ownership certificate issued by the operator of securities accounts defined in Section 7.4 of the Articles of Association shall have the right to attend the general meeting and vote. The Board of Directors of the Company provides the appropriate means of voting per share for the shareholders.

IV. Pursuant to Section 13.7 of the Articles of Association, one dematerialized registered ordinary share of HUF 112 entitles the respective shareholder to exercise one vote.

V. We request the honorable shareholders to appear at the place of the general meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances. The general meeting shall vote by open ballot. We kindly request the shareholders to report for registration in a timely manner. The Board of Directors will accept applications for registration only up to the closing of the attendance list. After the closing of the attendance list, those shareholders and representatives not appearing on the attendance list are entitled to participate at the general meeting but cannot exercise their voting rights.

VI. The proposals for the agenda of the general meeting will be made available at the Company's registered seat or on the web site of the Company at www.nabi.hu, and on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu after the later of November 15, 2006 or, as they become available.

VII. Pursuant to Section 13.2 of the Articles of Association, if the general meeting has no quorum at the latest 30 minutes after its set time, the re-convened general meeting will be held with the same agenda and at the same place at 14:30 p.m. on December 1, 2006. Such re-convened general meeting will have a quorum regardless of the number of attending shareholders.

Budapest,
October 27, 2006

The Board of Directors of EXBUS Nyrt

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

October 27, 2006

Increase in AEGON Domestic Equity Fund shareholding

AEGON Hungary Investment Fund Manager Private Company Limited by Shares managing AEGON Domestic Equity Fund (hereinafter: "**Fund**") has informed EXBUS Nyrt of the increase in the Fund's EXBUS shareholding to 5,17%.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu